



EASTMAIN

NEWS RELEASE

Clearwater Project
10,000-metre drill program

Trading Symbol: ER – The Toronto Stock Exchange July 22, 2002

Eastmain Resources Inc. (TSE: ER) is pleased to announce that mobilization for a 10,000-metre drill program and a 5,000-metre trenching and sampling campaign has begun at Clearwater. The program is designed to test the lateral and vertical extensions of the Eau Claire gold deposit. A total of $1.3 million has been budgeted for this program. Eastmain is earning a 75% interest in the project by completing $2.5 million in work over a four-year period. The project is presently owned equally by Eastmain and SOQUEM Inc. The Corporation anticipates that the earn-in will be completed within 24 months.

Approximately 35 holes are planned for this program. Drilling will begin with a series of holes to test the depth extension of the gold deposit below 300 metres. Several drill holes have also been selected to test the western extension of the deposit at shallower depths. Surface trenching and channel sampling will be completed at 100 to 200-metre intervals west of the gold deposit. The Eau Claire gold deposit contains and indicated resource of 300,000 ounces of gold and our objective is to define a minimum of one million-ounces of gold.

Eastmain's President and Chief Executive Officer, Donald J. Robinson stated, "We have designed an extensive drill program which is capable of substantially increasing the size of the Eau Claire gold deposit." At Clearwater high-grade gold veins have been discovered over a distance of a kilometre and to a depth of 300 metres. The Eau Claire gold deposit has not been drilled at depth and is open near surface. The deposit displays all the main ingredients exhibited by large producing gold mines. Dr. Robinson adds "We look forward to this excellent opportunity to significantly advance Clearwater while utilizing recent exploration financial incentives and improving infrastructure."

Eastmain's primary objective is the exploration, discovery and development of long-life, low cost profitable ore deposits in Canada. The Company has an option to earn a 75% interest in Clearwater, one of the most significant undeveloped gold deposits in Northern Quebec. Eastmain is listed on The Toronto Stock Exchange, trading under the symbol "ER".

Soquem inc. is a wholly owned subsidiary of SGF Mineral inc., which is a subsidiary of the Société Générale de Financement (SGF). The mission of the SGF is to carry out economic development projects in co-operation with partners and in accordance with accepted requirements of profitability.

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For further information please contact Eastmain Resources Inc.: Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our web site at www.eastmain.com.